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[Smith & Nephew logo]                                             Exhibit (a)(9)

                                                           FOR IMMEDIATE RELEASE
                                                           ---------------------
                                                                   July 30, 1999

                     Smith & Nephew Commences Tender Offer
                                For Exogen, Inc.

Memphis, Tennessee - July 30, 1999 - Smith & Nephew, Inc., today announced that one of its wholly-owned subsidiaries has commenced its previously announced tender offer for all of the outstanding shares of common stock, $.0001 par value, of Exogen, Inc. (NASDAQ: EXGN) at $5.15 per share, net to the seller, in cash.

Exogen, headquartered in Piscataway, New Jersey, designs, develops, manufactures, and markets medical devices for the non-invasive treatment of musculoskeletal injury and disease. Exogen's proprietary ultrasound and mechanical stress technologies are based on the well-established principle that bone growth is stimulated by mechanical force. Exogen markets and sells its Sonic Accelerated Fracture Healing System device primarily in the United States, Europe and Japan.

The tender offer is being made pursuant to an Agreement and Plan of Merger dated as of July 25, 1999. The tender offer will expire at 12:00 midnight, New York City time (EDT), on Thursday, August 26, 1999, unless extended.

The offer is conditioned upon, among other things, there being validly tendered and not withdrawn a number of shares that together with the shares currently owned by an affiliate of Smith & Nephew equals at least a majority of the outstanding shares on a fully diluted basis.

Registrar and Transfer Company is the depositary for the tender offer. ChaseMellon Shareholder Services, L.L.C. is the information agent. Chase Securities Inc. is the Dealer Manager.

Smith & Nephew plc is a global healthcare company that markets a wide range of technologically advanced products principally in the areas of orthopaedics,
endoscopy and wound management.   The Company and its affiliates have
approximately 12,000 employees in 36 countries, including about 3,500 in the U.S.

Any questions or requests for assistance, or for additional copies of the Offer to Purchase, the Letter of Transmittal, or the Notice of Guaranteed Delivery related to the offer, may be directed to the information agent at 1-800-684-8823 or the dealer manager at 1-212-270-3722.


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